Exhibit 23.1

[KPMG Letterhead]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enstar Group Limited:

We consent to the use of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Enstar Group Limited and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Audit Limited
KPMG Audit Limited
Hamilton, Bermuda
October 10, 2017